UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0058
Washington, D.C. 20549	Expires:	April 30, 2009
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FORM 12b-25	SEC FILE NUMBER 0-20574

NOTIFICATION OF LATE FILING	CUSIP NUMBER 163072

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 3, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

THE CHEESECAKE FACTORY INCORPORATED
Full Name of Registrant

Not Applicable
Former Name if Applicable

26901 Malibu Hills Road
Address of Principal Executive Office (Street and Number)

Calabasas Hills, California 91301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.   (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on July 18, 2006, the Audit Committee of the Company’s Board of Directors, with the assistance of special outside legal counsel, initiated a voluntary review into the Company’s practices relating to its stock option grants.  The Audit Committee and its special outside legal counsel have not completed this review with the Company’s independent registered public accounting firm.

On August 14, 2006, the Audit Committee, based on preliminary results, concluded that the range of potential adjustments would likely be material to the current year and possibly prior years resulting in a restatement of the Company’s previously issued consolidated financial statements, including those in the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2006 and those in the Company’s Form 10-Q for the quarter ended April 4, 2006.  Accordingly, the Company reported that its financial statements should no longer be relied upon. The adjustments are due to the incorrect application of the measurement date, as defined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” to certain grants of stock options to directors, officers and employees, resulting from administrative oversight and the date selection methods used by the Company.  The Company noted that, based on the results of the Audit Committee’s review, the vast majority of the option grants impacted were issued prior to June 30, 2002.  The Company expects to record non-cash charges for compensation expense relating to these past stock option grants, which will be offset by increases to Additional Paid-in-Capital, resulting in no net change to Stockholders’ Equity.  Based on the Company and Audit Committee’s analysis of the accounting for compensation expense, the cumulative adjustment is currently estimated to be in the range of $5 million to $6 million, net of taxes.

In light of the Audit Committee’s review, the Company is re-evaluating the Report on Internal Control over Financial Reporting included in its Annual Report on Form 10-K for the fiscal year ended January 3, 2006 and managements’ evaluations of the effectiveness of disclosure controls and procedures included in the Annual Report and the Form 10-Q for the quarter ended April 4, 2006.

The Company is committed to resolving these issues as quickly as possible and plans to file its Form 10-Q for the third quarter of fiscal 2006 and, to the extent required, restated financial statements as soon as practicable.

Because of the reasons noted above, the Company did not file its Quarterly Report on Form 10-Q by the November 13, 2006 prescribed due date and does not anticipate that it will file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael J. Dixon	(818)	871-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

Quarterly Report on Form 10-Q for the quarter ended July 4, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously reported on October 9, 2006 that total revenues increased approximately 11% to $325.0 million from $292.8 million in the third quarter of fiscal 2005. Comparable restaurant sales decreased 1.6% in the third quarter of fiscal 2006 driven by the macro trends impacting much of the restaurant industry, as previously discussed by the Company. By concept, comparable restaurant sales decreased 2.1% at The Cheesecake Factory and increased 6.7% at Grand Lux Cafe in the third quarter of fiscal 2006. Comparable restaurant sales at both concepts were negatively impacted by approximately 1% in the third quarter of fiscal 2006 due to a shift in the current year’s fiscal calendar, as the quarter began after the Fourth of July holiday and ended in the first week of October. The Company had an approximate 1% effective menu price increase at The Cheesecake Factory restaurants during the quarter.

Until the Audit Committee and its special outside legal counsel have completed their review of the Company’s past stock option grants with the Company’s independent registered public accounting firm, as described in Part III, the Company is unable to estimate reasonably the potential change in results of operations from the fiscal quarter ended September 27, 2005.

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by words such as “anticipates,” “expects,” “will” and similar words and their variations.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.  The Audit Committee of the Company’s Board of Directors has initiated a review of the Company’s historical stock option granting practices.  In addition, certain of the Company’s directors and certain of its current and former officers are defendants in eight shareholder derivative lawsuits relating to the Company’s stock option grants.  These actions are in the preliminary stages and the Company cannot provide assurance that their ultimate outcome will not have a material, adverse affect on the Company’s business, financial condition or results of operations.  The Securities and Exchange Commission has informed the Company that it is conducting an informal inquiry into the Company’s stock option grants.  The outcome of this inquiry could have a material, adverse affect on the Company’s business, financial condition or results of operation.  The Company received a Staff Determination letter from The Nasdaq Stock Market on August 17, 2006 indicating that the Company is not in compliance with the filing requirements for continued listing under Marketplace Rule 4310(c)(14) as a result of the Company’s inability to file its Quarterly Report on Form 10-Q for the second quarter of fiscal 2006 by the prescribed due date.  Although the Company appealed the Staff Determination at a hearing before the Nasdaq Listing Qualifications Panel on September 27, 2006, there is no assurance that the Panel will grant the Company’s request for continued listing.  Until a decision is made by the Panel, the Company’s common stock will remain listed on The Nasdaq Global Select Market.  Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements and the discussion of risk factors contained in the Company’s filings with the Securities and Exchange Commission.

THE CHEESECAKE FACTORY INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:November 14, 2006	By:	/s/ MICHAEL J. DIXON
Michael J. Dixon Senior Vice President and Chief Financial Officer